ADB

Asian Development Bank

25 April 2018

BY HAND

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section
APR 25 2018
Washington DC
408

Re: Asian Development Bank

Ladies and Gentlemen:

Enclosed herewith are two copies of the annual Information Statement of the Asian Development Bank, dated the date hereof, filed pursuant to Rule 3 of Regulation AD.

Please acknowledge receipt of this letter and the enclosures by marking the enclosed copy of this letter and returning it to the waiting messenger.

Yours sincerely,

MICHAEL T. JORDAN
Assistant Treasurer

Enclosures

6 ADB Avenue, Mandaluyong City
1550 Metro Manila, Philippines

Tel +63 2 632 4444
Fax +63 2 636 2444

information@adb.org
www.adb.org